

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

Via E-mail
Ms. Barbara K. Eisenberg, Executive Vice President, General Counsel and Secretary
Ann Inc.
7 Times Square
New York, New York 10036

  Re: AnnTaylor Stores Corporation (n/k/a Ann Inc.)
     Form 10-K for Fiscal Year Ended
     January 30, 2010
     Filed March 12, 2010
     File No. 001-10738

Dear Ms. Eisenberg:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Pamela Howell
        for

        John Reynolds
        Assistant Director